FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NUMBER 333-217876
September 13, 2017

Nordic Investment Bank

USD 1,000,000,000 1.625% Global Notes due November 20, 2020

Final Term Sheet

Final Terms and Conditions as of September 13, 2017

Issuer:	Nordic Investment Bank (NIB)
Anticipated Ratings:	Aaa by Moody’s Investor Service AAA by Standard & Poor’s
Size:	USD 1,000,000,000 SEC Registered Global
Coupon:	1.625% per annum, on a semi-annual basis
Interest Payment Dates:	May 20 and November 20 in each year, starting on May 20, 2018 up to and including the Maturity Date. The initial interest payment period will be a long interest payment period.
Maturity Date:	November 20, 2020
Settlement Date:	September 20, 2017
Public Offering Price:	99.952%
Benchmark:	UST 1.375% September 2020
Benchmark Yield:	99-22¼ / 1.479%
Managers:	HSBC Bank plc, Merrill Lynch International, Nomura International plc and RBC Capital Markets, LLC
Denominations:	USD 200,000 and integral multiples of USD 1,000 thereafter
CUSIP / ISIN:	65562QBG9 / US65562QBG91

The Notes are expected to be listed on the Regulated Market of the Luxembourg Stock Exchange.

The following information of Nordic Investment Bank and regarding the securities is available from the SEC’s website and accompanies this free writing prospectus:

https://www.sec.gov/Archives/edgar/data/357024/000119312517205294/0001193125-17-205294-index.htm

https://www.sec.gov/Archives/edgar/data/357024/000119312517166745/0001193125-17-166745-index.htm

https://www.sec.gov/Archives/edgar/data/357024/000119312516586467/0001193125-16-586467-index.htm

http://www.sec.gov/Archives/edgar/data/357024/000119312515184978/0001193125-15-184978-index.htm

https://www.sec.gov/Archives/edgar/data/357024/000119312517166764/0001193125-17-166764-index.htm

https://www.sec.gov/Archives/edgar/data/357024/000090342317000360/0000903423-17-000360-index.htm

https://www.sec.gov/Archives/edgar/data/357024/000119312517184518/0001193125-17-184518-index.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Bank plc at +1-866-811-8049, Merrill Lynch International at +44-20-7995-3966, Nomura International plc at +44-20-7103-5652 and RBC Capital Markets, LLC at +1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.